Exhibit 99.1

NOVA Chemicals Corp.
U.S. Operating Center
1550 Coraopolis Heights Road
Moon Township, Pennsylvania
USA 15108

www.novachemicals.com
412.490.4000 tel
412.490.4155 fax

Press Release

For Immediate Release

Laurie Brlas joins the Board of Directors of NOVA Chemicals

Pittsburgh, PA (September 24, 2008) – NOVA Chemicals today announced that Laurie Brlas was appointed to the Board of Directors of the company effective September 24, 2008.   Ms. Brlas is Executive Vice President and Chief Financial Officer of Cleveland-Cliffs Inc, a major international mining company.

“Laurie’s broad business experience and financial expertise make her a welcome addition to the NOVA Chemicals Board,” said Jim Stanford, Chairman of the NOVA Chemicals Board of Directors.

Ms. Brlas will serve on the Audit, Finance and Risk Committee, as well as the Public Policy and Responsible Care Committee of the Board.  With the addition of Ms. Brlas, the NOVA Chemicals Board will have 12 members.

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier.  Our employees work to ensure health, safety, security and environmental stewardship through our commitment to Responsible Care®.  NOVA Chemicals shares are traded as NCX on the Toronto and New York stock exchanges.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:

Wendy Lomicka – Public Affairs

Tel: 412.490.4292

E-mail:  lomickaw@novachem.com

Photograph available upon request.

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.